Date: July 14, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Sino Gas International Holdings, Inc.
File No. 333-147998
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 26, 2008

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated July 10, 2008, with respect to Amendment No. 3 to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For ease of reference, we have set forth below each of the Staff’s comments first and then with the corresponding Company’s response to follow.

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Sino Gas may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.    We note your response to comment one in our letters dated February 12 and June 17, 2008 and your revisions to the fee table on the cover page of the registration statement.  We re-issue our prior comment because it relates to the cover page of your prospectus.  The closing price for your common stock disclosed in the third paragraph on the cover of your prospectus is as of December 7, 2007, which is more than six months old.  Please update the closing price of your common stock date.  Also, please generally ensure that your prospectus reflects information as of a current date; in this regard, we note several references to information that is as of May 21st, such as your market price information on page 15 and your principal stockholders table on page 66.

Response:

In response to Staff’s comments, we updated our common stock closing price table to reflect the closing price as of July 10, 2008 on the cover page of the Registration Statement. We also revised our common stock closing price in the third paragraph on the cover of our Prospectus to reflect the closing price as of July 10, 2008. In addition, we updated our market price information on page 15 of our Prospectus to reflect our market price information as of July 10, 2008. Finally, we updated the dates in our principal stockholders’ table on page 66 of our Prospectus to reflect the data as of July 10, 2008.

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Page 2 of 2,
H. C. Owings, SEC
July 14, 2008

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu Yuchuan Liu

Chairman & CEO